J. Page Davidson
pdavidson@bassberry.com
(615) 742-6253

Jay H. Knight
jknight@bassberry.com
(615) 742-7756

March 23, 2018

Via EDGAR and Federal Express

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Attention:	Mara L. Ransom Lisa M. Kohl Courtney Haseley Yolanda Guobadia William Thompson

Re:	i3 Verticals, Inc. Draft Registration Statement on Form S-1 Confidentially Submitted February 12, 2018 CIK No. 0001728688

Ladies and Gentlemen:
On behalf of i3 Verticals, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Draft Registration Statement on Form S-1 (the “Registration Statement”), which was initially submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on February 12, 2018 (the “Draft Submission”).
Amendment No. 1 reflects certain revisions to the Draft Submission in response to the comment letter from the staff of the Commission (the “Staff”) to Gregory Daily, the Company’s Chief Executive Officer, dated March 13, 2018. The responses provided herein are based on information provided to Bass, Berry & Sims PLC by the Company. For your convenience, we are also providing four copies of Amendment No. 1, marked to show changes against the Draft Submission, in the traditional non-EDGAR format.

United States Securities and Exchange Commission
March 23, 2018

The Staff’s comments are set forth in italics in the numbered paragraphs below, followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings ascribed to them in Amendment No. 1.
General

1.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: We have not provided, nor have we authorized anyone to provide on our behalf, written materials to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act of 1933, as amended. We will supplementally provide the Staff with copies of such written communications that we use in the future, if any.
Prospectus Cover Page

2.	Please revise to disclose your dual class capital structure and the percentage of voting and economic interest that will be held by investors in this offering.

Response: We acknowledge the Staff’s comment and the Registration Statement has been revised as requested. Please see the Prospectus cover page of Amendment No. 1 for additional disclosure.

Our Company, page 2

3.
Please revise to provide the basis for your statement that “substantial value was created at both iPayment, Inc. and PMT Services, Inc.” Please also state that there is no guarantee that your executives will be able to create similar value for your company. Please similarly revise your disclosure on page 90 regarding your executive management team’s “proven track record of successfully building publicly-traded payments businesses.”

Response: We acknowledge the Staff’s comment and the Registration Statement has been revised as requested. Please see (a) the “Prospectus Summary” on page 5 and (b) the “Business” section on page 101, of Amendment No. 1 for additional disclosure.

United States Securities and Exchange Commission
March 23, 2018

Risk Factors

We are a holding company with no operations of our own, page 35

4.
Please disclose whether you currently anticipate that i3 Verticals, LLC will be restricted from making distributions to you pursuant to the financing agreements that will be in effect following the offering.

Response: We acknowledge the Staff’s comment and the Registration Statement has been revised to include a cross-reference to the detailed discussion of the restrictive covenants imposed under the i3 Verticals, LLC credit agreement that may materially affect or limit distributions to the Company. Please see the “Risk Factors” page 35 of Amendment No. 1 for additional disclosure.

Our Organizational Structure

Organizational Structure Following this Offering, page 48

5.
Please clarify how the company will manage the business of i3 Verticals, LLC following the offering. Please discuss, for example, whether the company will have any employees, other than the named executive officers discussed in the prospectus, or if all such functions will reside at the i3 Verticals, LLC or other subsidiary level.

Response: We acknowledge the Staff’s comment and the Registration Statement has been revised as requested. Please see page 48 of Amendment No. 1 for additional disclosure.
Unaudited Pro Forma Consolidated Financial Information
Notes to Unaudited Pro Forma Consolidated Balance Sheet, page 62

6.
Please describe the valuation techniques and inputs used to determine the provisional acquisition-date fair values for acquired merchant relationships, non-compete agreements, trade name and deferred revenue used to determine the fair value on contingent consideration.

Response: We acknowledge the Staff’s comment and respectfully submit that the financial statements have been updated such that the purchase accounting pro forma adjustments are no longer necessary for the San Diego Cash Register Company, Inc. acquisition, which is now accounted for in the unaudited condensed consolidated balance sheet as of December 31, 2017. Accordingly, we have deleted the balance sheet adjustment tables. Generally, the relevant valuation techniques for purchase accounting are disclosed in Footnote 2 of our interim and annual financial statements and under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

United States Securities and Exchange Commission
March 23, 2018

Notes to Unaudited Pro Forma Consolidated Statements of Operations, page 66

7.	Please disclose the nature and terms of the compensation contractual arrangements in pro forma adjustment (d)(1).

Response: We acknowledge the Staff’s comment and the Registration Statement has been revised as requested. Please see page 64 of Amendment No. 1 for additional disclosure.

8.
Please disclose the current interest rate used in computing pro forma adjustment (d)(4). Further, if the actual interest rate disclosed can vary from that depicted please also disclose the effect on income of a 1/8 percent variance.

Response: We acknowledge the Staff’s comment and the Registration Statement has been revised as requested. Please see page 64 of Amendment No. 1 for additional disclosure.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Operating Metrics, page 74

9.	You state that measuring period-to-period payment volume attrition is a key operating metric. Please revise to provide results of this metric for a recent period.

Response: We acknowledge the Staff’s comment and the Registration Statement has been revised as requested for the three-month period ended December 31, 2017 and the years ended September 30, 2016 and 2017. Please see page 76 of Amendment No. 1 for additional disclosure.

10.
We note that payment volume is a key metric by which you evaluate your performance. We further note that “[p]ayment volume reflects the addition of new clients and same store payment volume growth of existing clients.” Please tell us whether you track payment volume from new clients and existing clients separately, particularly in lieu of the fact that period to period growth attributable to payment volume in the aggregate was 21% and part of your strategy is acquisition-driven growth. If so, please advise what consideration you gave to disclosing those components of your payment volume metric.

Response: We acknowledge the Staff’s comment and respectfully submit that the company does not track the payment volume from new and existing clients. The Registration Statement has been revised to include the amount of payment volume growth and revenue growth attributable to new clients from acquisitions, which is the primary driver of changes in payment volume for the periods presented. Please see pages 77 and 79 of Amendment No. 1 for additional disclosure.

United States Securities and Exchange Commission
March 23, 2018

Results of Operations
Revenue, page 75

11.
Please revise to quantify the total amount of revenue attributable to “discount fees” and the amount of revenue attributable to other revenue-generating activities such as software licensing subscriptions and other POS-related solutions, to the extent material. Refer to Item 303 of Regulation S-K.

Response: We acknowledge the Staff’s comment and have revised our disclosure to describe that we generate revenue primarily from payment processing services, which include discount fees and other related transaction or service fees. We made this revision to make the disclosure easier to understand as the revision more accurately reflects the interrelated revenue streams for this line of the Company’s business. Please see pages 75, 91, F-8 and F-31 of Amendment No. 1 for additional disclosure.
We respectfully advise the Staff that revenue from payment processing services was $72.4 million, or 94%, of our revenue for the three months ended December 31, 2017 and $60.6 million, or 97% of our revenue for the three months ended December 31, 2016. Revenue from payment processing services grew $11.8 million, or 79% of the $14.9 million of the increase in revenue, for the three months ended December 31, 2017 from the three months ended December 31, 2016. No other types of revenue accounted for more than a $1.2 million increase for the three months ended December 31, 2017, including revenue attributable to software licensing subscriptions and POS-related solutions. As a result, we do not consider any of these other revenue-generating activities other than payment processing services as having a material impact on our revenues for the related period.
Revenue from payment processing services was $256.2 million, or 98%, of our revenue for the year ended September 30, 2017 and $195.1 million, or 98%, of our revenue for the year ended September 30, 2016. Revenue from payment processing services grew $61.2 million, or 97% of the increase in revenue, for the year ended September 30, 2017 from the year ended September 30, 2016. No other types of revenue accounted for more than a $0.7 million increase for the year ended September 30, 2017, including revenue attributable to software licensing subscriptions and POS-related solutions. As a result, we do not consider any of these other revenue-generating activities other than payment processing services as having a material impact on our revenues for the related period.

12.
To the extent practicable, please quantify the increase in revenue attributable to the increased payment volume of $1.8 billion. Please also quantify the increase in payment volume revenue attributable to acquisitions. Refer to Item 303 of Regulation S-K.

Response: We acknowledge the Staff’s comment and the Registration Statement has been revised as requested. Please see page 77 and 79 of Amendment No. 1 for additional disclosure.

United States Securities and Exchange Commission
March 23, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 82

13.
Please quantify and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effect of changes in critical accounting estimates between periods to the extent such changes had a significant effect on your financial position or operating results. In addition, please revise to include a qualitative and quantitative analysis of the sensitivity of reported results to changes in assumptions, judgments, and estimates when reasonably likely changes in assumptions, judgments and estimates would have a material effect on your financial condition or operating performance. Refer to SEC Release No. 33-8350.

Response: We acknowledge the Staff’s comment and the Registration Statement has been revised as requested. Please see page 80 and F-33 of Amendment No. 1 for additional disclosure.

Contractual Obligations, page 81

14.	Please include contingent consideration payable and other long-term liabilities in the table of contractual obligations or disclose why such liabilities are omitted.

Response: We acknowledge the Staff’s comment and the Registration Statement has been revised as requested. Please see page 85 of Amendment No. 1 for additional disclosure.

United States Securities and Exchange Commission
March 23, 2018

Goodwill, page 84

15.
Please disclose that material goodwill does not exist at reporting units that are at risk at failing step one or that no reporting units are at risk. Otherwise, please provide the following disclosures for each reporting unit that is at risk of failing step one of the impairment test:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	The amount of goodwill allocated to the reporting unit;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
Response: We acknowledge the Staff’s comment and respectfully advise the Staff that material goodwill does not exist at reporting units that are at risk of failing step one. Specifically, two reporting units passed step one with a clearance of adjusted enterprise value over carrying value of less than 18%. One reporting unit passed step one of the quantitative test with $128,000 of excess enterprise value, or 6%, as of July 1, 2017, our date of annual impairment testing. Goodwill at this reporting unit totals $1,270,000, or less than 2% of our total goodwill balance and less than 1% of our total asset balance as of December 31, 2017. The Company does not consider this goodwill material. In addition, the Company’s operating results at this reporting unit have exceeded the projections used as inputs in the quantitative test, and current go-forward forecasts have been revised upward. The other reporting unit passed with $3,045,000 of excess enterprise value, or 12% as of July 1, 2017. Goodwill at this reporting unit totals $7,915,000 as of December 31, 2017. As a result, the Company does not consider this reporting unit to be at risk of failing step one. Accordingly, the Registration Statement has been revised as requested. Please see page 89 of Amendment No. 1 for additional disclosure.

United States Securities and Exchange Commission
March 23, 2018

Business
Distribution Partners, page 103

16.
Here, or in another appropriate place in the prospectus, please briefly elaborate upon the financial concessions you may need to pay to maintain loyalty or exclusivity with distribution partners. In this regard, we note your disclosure on page 20.

Response: We acknowledge the Staff’s comment and the Registration Statement has been revised as requested. Please see page 20 of Amendment No. 1 for additional disclosure.
Certain Relationships and Related Party Transactions
Tax Receivable Agreement, page 129

17.
Please enhance your disclosure by providing an estimated range of the future payment amounts you expect to pay under the agreement to the Continuing Equity Owners and the anticipated timing of such payments.

Response: We acknowledge the Staff’s comment and the Registration Statement has been revised as requested. Please see page 135 of Amendment No. 1 for additional disclosure.
Financial Statements
i3 Verticals, LLC and Subsidiaries
General

18.	Please update your financial statements in accordance with Rule 8-08 of Regulation S-X. Please also update unaudited pro forma financial information on page 75.

Response: We acknowledge the Staff’s comment and the Registration Statement has been revised as requested.

Consolidated Statements of Operations, page F-4
Please disclose basic and diluted income (loss) per common unit in accordance with ASC 260. Please also present pro forma income taxes and pro forma net income (loss) per common unit.

Response: We acknowledge the Staff’s comment and respectfully submit that basic and diluted income (loss) per common unit is not a useful metric for the financial statements. ASC 260 speaks to corporations but does not speak to the equity structure of a limited liability company. We acknowledge that it is possible to interpret ASC 260 so as to require the reporting of earnings per unit; however, in evaluating the Company it is not a useful measure for the reasons described below. We also note several other recent public offerings utilizing an Up-C structure, such as Shake Shack, Inc. and Funko, Inc., were

United States Securities and Exchange Commission
March 23, 2018

also organized as limited liability companies prior to their public offering, and none of these included earnings per unit within their Registration Statements.

The Company is a limited liability company with various classes of equity, and common units are the smallest class of its existing equity structure. The Company has Class A units with a one-time preference and also Class P units that have various participation thresholds. In order to provide fully diluted common units, the valuation of the Company must be known in order to flow the enterprise value through the waterfall of the various classes of equity and convert all existing classes of equity into one common class. Further, there will be a significant noncontrolling interest added to the equity structure after the public offering. Providing earnings per unit prior to consideration of the additional noncontrolling interest and also any changes to the equity, such as a stock split, would not be useful to the understanding of the financial statements.

We anticipate including pro forma earnings per share information for i3 Verticals, Inc. in our preliminary prospectus when a price range is disclosed.
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Long-Term Debt, Net, page F-24

19.
We note your disclosure regarding dividend policy on page 53. Please describe the most significant restrictions on the payment of dividends, indicating their sources, their pertinent provisions and the amount of members’ equity or income restricted or free of restrictions. Please refer to Rule 4-08(e) of Regulation S-X.

Response: We acknowledge the Staff’s comment and the Registration Statement has been revised as requested. Please see page 84, F-14, F-46 and F-56 of Amendment No. 1 for additional disclosure.

United States Securities and Exchange Commission
March 23, 2018

14. Commitments and Contingencies
Litigation, page F-33

20.
We note that you considered all ordinary course legal proceedings in formulating your disclosures and assessments. However, since you only referred to legal proceedings which are probable of being asserted, please confirm that:

•	you disclose nature of accruals for estimated losses from a loss contingency when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated; and

•
you disclose the nature of the contingency and an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made if there is at least a reasonable possibility that a loss or additional loss may have been incurred and an accrual is not made or an exposure to loss exists in excess of the amount accrued;

Please refer to ASC 450-20-25-2 and ASC 450-20-50-3 through ASC 450-20-50-6.

In addition, please disclose your accounting policies for the recognition and disclosure of loss contingencies.

Response: We acknowledge the Staff’s comment and confirm that, in accordance with ASC 450-20-25-2 and ASC 450-20-50-3 through ASC 450-20-50-6: (i) the Company discloses the nature of accruals for estimated losses from a loss contingency when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated; and (ii) the Company discloses the nature of the contingency and an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made if there is at least a reasonable possibility that a loss or additional loss may have been incurred and an accrual is not made or an exposure to loss exists in excess of the amount accrued.

In addition, the Registration Statement has been revised on page F-53 of Amendment No. 1 to disclose the Company’s accounting policies for the recognition and disclosure of loss contingencies.

United States Securities and Exchange Commission
March 23, 2018

Related Party Transactions, page F-33

21.
Please tell us your basis in GAAP for treating revenues and expenses related to processing payment card transactions for merchants designed by Axia Tech. Please cite the authoritative guidance applied.

Response: We acknowledge the Staff’s comment and the Registration Statement has been revised as requested. Please see pages 138, F-18 and F-54 of Amendment No. 1 for additional disclosure.
As it relates to the Axia Tech agreement, the Company considered the guidance set forth at ASC 605-45, Revenue Recognition — Principal Agent Considerations, under which an agent records revenue equal to the commission or fee earned for facilitating the transfer of goods or services (the “net” amount retained). Based upon our evaluation of the eight indicators of gross vs. net reporting listed at ASC 605-45-45-4 through 18, the Company is an agent in the relationship between Axia Tech and the processing bank. Specifically, the Company is not the primary obligor to the merchant, has no latitude in establishing price, performs no part of the service other than onboarding the merchant, has no discretion in supplier (processing bank) selection, and has no involvement in service specifications. Under the terms of the Axia Tech agreement, the Company does not profit from the volume of transactions that are processed by Axia Tech merchants through the third party processor. All of the net profit is paid to Axia Tech as a residual. The Company’s revenue under the agreement is based on the number of merchants it onboards in a period. As such, the revenue from the agreement is accounted for on a net basis.

16. Segments, page F-34

22.
We note that you primarily use processing margin to measure segment operating performance. Please revise your disclosure to describe how you define and calculate processing margin. Please also tell us why the processing margin segment measure is not reflected in the summary of reportable segment operating performance for the years ended September 30, 2017 and 2016.

Response: We acknowledge the Staff’s comment and the Registration Statement has been revised as requested. Processing margin has been defined and included within the summary of reportable segment operating performance. Please see pages F-19 and F-54 of Amendment No. 1 for additional disclosure.

United States Securities and Exchange Commission
March 23, 2018

23.
Please tell us what consideration you gave to disclosing the factors used to identify reportable segments. Please refer to ASC 280-10-50-21. Also, please tell us the significance of B2B payment processing revenues and how B2B payment services is presented in your segment reporting.

Response: We acknowledge the Staff’s comment and, in accordance with ASC 280-10-50-21, the Registration Statement has been revised to enhance our disclosure of the factors used to identify our reportable segments. Please see pages F-18 and F-54 of Amendment No. 1 for additional disclosure.

As it relates to our analysis of ASC 280-10, we followed the following steps:

•    Step 1: Identified our operating segments based on our reporting system.

We first identified our chief operating decision maker (“CODM”), which consists of our executive committee of Greg Daily, CEO, Rick Stanford, President, and Clay Whitson, CFO.

We next considered how the CODM group manages the business, including the way it reviews financial information and makes resource allocation decisions. Based on this assessment, we identified our operating segments, which consist of a group of businesses which are focused on payment processing solutions provided to small and medium-sized business, and a number of individually managed acquired entities focused on providing payment processing services through proprietary owned software.

Our company has historically grown via acquisition. As of September 30, 2017, the payment processing operations were in various stages of integration. In addition, the CODM group continued to receive a monthly financial reporting package that presented discrete financial information for many of our prior acquisitions, in part due to the need to track earn-out payments associated with certain of those acquisitions. However, the CODM group monitors the Merchant Services operations as a whole, and it is managed collectively by our SVP of Operations. Effective January 1, 2018, we updated our management reporting package to reflect the consolidated management of the Merchant Services operations.

The majority of our operating segments engage in B2B payment processing services and pursue this market as opportunities allow. However, our company is not organized around that service and our CODM does not review financial information or make operational decisions reflecting B2B as a discrete service line.

The Company allocates revenues, expenses, assets and liabilities to segments only where directly attributable. The unallocated corporate administration amounts consist primarily of costs attributed to finance, human resources and corporate services.

United States Securities and Exchange Commission
March 23, 2018

•    Step 2: Analyzed whether some of the operating segments meet all of the aggregation criteria.

Although as noted above, we monitor and manage the Merchant Services operations as a whole, because the CODM group was still receiving disaggregated financial information, we considered the criteria in ASC 280-10-50-11 in order to ensure that the businesses could be aggregated into a single reportable segment. Each of the acquired payment processing services businesses are similar in all five of the qualitative criteria (the nature of the products and services, the nature of the production process, the type or class of customer for the products and services, the methods used to distribute the products or provide the services, and the nature of the regulatory environment) because each of the Merchant Services businesses provides payment processing services to a wide range of small and medium-sized businesses via one or more third party processing platforms.

In addition, we considered whether the individual businesses were quantitatively similar by comparing their expected long-term processing margins, which is the metric used by the CODM group to allocate resources and assess performance. The processing margin for the group as a whole for the year ended September 30, 2017 was 75%, and no business had a processing margin that was more than 7% above or below that average. As such, we concluded that it was appropriate to report the Merchant Services businesses as one reportable segment. In addition, as further noted above, effective January 1, 2018, we believe that the Merchant Services business represents a single operating segment.

We next considered whether any of our other operating segments, which consist of various proprietary software operating segments, could be aggregated with our Merchant Services segments, or as a separate reportable segment. While certain of the proprietary software operating segments are similar and thus could be aggregated with one another, we concluded that, in accordance with the criteria in ASC 280-10-50-12, they did not meet the quantitative threshold requirements, as further discussed below. As such we have not aggregated any operating segments for reporting purposes.

•    Step 3: Considered whether the reportable segments meet 75% of revenue.

As the combined revenues of i3’s Merchant Services reportable segment represents greater than 75% of the Company’s total revenue, the Company elects not to disclose any additional segments. The remaining operating segments, in addition to the company’s corporate administrative amounts, are presented as an “other” category with the sources of revenue described.

United States Securities and Exchange Commission
March 23, 2018

Fairway Payments, Inc.
Financial Statements

24.	Please update the financial statements in accordance with Rule 8-08 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and respectfully advises that the financial statements of Fairway Payments, Inc. represent financial statements of an acquired business under Rule 3-05 of Regulation S-X, and accordingly, comply with the age of financial statements for the periods that precede the acquisition based on its significance level. See also section 2030.1 of the Financial Reporting Manual. We also confirm that the financial statements of the acquired business have been consolidated with the registrant’s financial statements since the closing of the acquisition.
San Diego Cash Register Company, Inc.
Financial Statements

25.	Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and respectfully advises that the financial statements of San Diego Cash Register Company, Inc. represent financial statements of an acquired business under Rule 3-05 of Regulation S-X, and accordingly, comply with the age of financial statements for the periods that precede the acquisition based on its significance level. See also section 2030.1 of the Financial Reporting Manual. We also confirm that the financial statements of the acquired business have been consolidated with the registrant’s financial statements since the closing of the acquisition.

*  *  *  *  *

Please do not hesitate to contact the undersigned at (615) 742-6253 or (615) 742-7756, respectively, with any questions or comments you may have regarding this letter.

Sincerely,

/s/ J. Page Davidson
J. Page Davidson, Esq.

and

/s/ Jay H. Knight
Jay H. Knight, Esq.

cc:	Greg Daily, Chairman and CEO Clay Whitson, Chief Financial Officer Paul Maple, General Counsel Scott Meriwether, Senior Vice President - Finance